Exhibit 99.1

CHANGE OF AUDITOR NOTICE
TO:	British Columbia Securities Commission Alberta Securities Commission Ontario Securities Commission

AND TO:	Davidson & Company LLP, Chartered Professional Accountants
AND TO:	Deloitte LLP, Chartered Professional Accountants

Almaden Minerals Ltd. (the "Company") gives the following notice in accordance with Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102"):
1.	On January 4th, 2016, Deloitte LLP Chartered Professional Accountants (the "Predecessor Auditor") resigned on its own initiative as the Company's auditor.
2.	On January 4th, 2016, the Company appointed Davidson & Company LLP Chartered Professional Accountants (the "Successor Auditor") as the Company's auditor.
3.	The resignation of the Predecessor Auditor as auditor of the Company and the appointment of the Successor Auditor as auditor of the Company have been considered and recommended by the Company's Audit Committee and approved by the Company's Board of Directors.
4.	The Predecessor Auditor has not expressed a modified opinion on any of the Company's financial statements.
5.	There have been no reportable events as such term is defined in NI 51-102.
ALMADEN MINERALS LTD.
Per:            "Korm Trieu"
Korm Trieu
Chief Financial Officer
DATED this 4th day of January, 2016.

2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada
Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca
January 13, 2016
British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Dear Sirs:
Re:           Almaden Minerals Ltd.
  Notice Pursuant to NI 51 -102 — Change of Auditor
As required by subparagraph (5) (a)(ii) of section 4.11 of National Instrument 51-102, we have reviewed the Company's Notice of Change of Auditor (the "Notice") dated January 4, 2016 and based on our knowledge of such information at this time, we confirm that we agree with the statements contained in the Notice in as far as they relate to us.
We also note for your information that in 2015, we identified an independence matter related to our audit for the year ended December 31, 2013. As a result of this independence matter, on January 4, 2016, we resigned as the Company's auditor. We do not believe that the independence matter affects the impartiality, objectivity and the integrity of our prior audit reports and have discussed the matter with the chair of the Company's audit committee accordingly.

Yours truly,
Chartered Professional Accountants

January 4, 2016

British Columbia Securities Commission	Ontario Securities Commission
PO Box 10142, Pacific Centre	20 Queen Street West, 19lh Floor, Box 55
701 West Georgia Street	Toronto Ontario
Vancouver, BC	M5H3S8
V7Y 1L2

Alberta Securities Commission
600, 250 - 5th Street S.W.
Calgary, AB
T2P 0R4

Dear Sirs / Mesdames
Re:    Almaden Minerals Ltd. (the "Company")
          Notice Pursuant to NI 51-102 - Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated January 4, 2016, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,
DAVIDSON & COMPANY LLP
Chartered Professional Accountants